Creative Medical Technology Holdings, Inc.

211 E. Osborn Road

Phoenix, Arizona 85012

May 17, 2022

Via Edgar

Ms. Christine Westbrook

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Creative Medical Technology Holdings, Inc.
Registration Statement on Form S-3
Filed May 10, 2022 File No. 333-264824

Dear Ms. Westbrook:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Creative Medical Technology Holdings, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement to 5:00 p.m. on May 19, 2022, or as soon thereafter as is practicable.

Please contact Zev M. Bomrind of Fox Rothschild LLP, counsel to the Company, at (212) 878-7951, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Timothy Warbington
Timothy Warbington
Chief Executive Officer